SECURITIES A 04019940 ON
Wa

AUG 0 5 2004
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox-Pitt, Kelton Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Daniel M. Fishbane, Managing Director (212) 317-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel M. Fishbane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox-Pitt, Kelton Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Managing Director, Financial & Operations Principal

Title

Notary Public

JUDITH PRAGER
Notary Public, State of New York
No. 02PR5063590
Qualified in Kings County
Commission Expires July 29, 2006

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox-Pitt, Kelton Incorporated

Statement of Financial Condition
December 31, 2003

Fox-Pitt, Kelton Incorporated
Index
December 31, 2003

Page(s)

This report contains the following:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fox-Pitt, Kelton Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fox-Pitt, Kelton Incorporated (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 6, 2004

Fox-Pitt, Kelton Incorporated
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 30,290,256
Securities owned, at market value	239,546
Receivable from clearing broker	1,460,627
Fixed assets and leasehold improvements at cost, less accumulated depreciation and amortization of $3,929,700	1,602,783
Receivable from customers	4,216,165
Receivable from affiliates	599,975
Income taxes receivable	223,723
Other assets	1,022,534
Total assets	$ 39,655,609
Liabilities and Stockholder's Equity	
Liabilities	
Compensation and other payables	$ 9,870,568
Payable to affiliates	2,440,253
Total liabilities	12,310,821
Stockholder's equity	
Common stock, $1 par value-authorized-50,000 shares; issued and outstanding-10,000 shares	42,400
Additional paid-in capital	17,445,936
Retained earnings	9,856,452
Total stockholder's equity	27,344,788
Total liabilities and stockholder's equity	$ 39,655,609

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Fox-Pitt, Kelton Incorporated (the "Company") is a wholly owned subsidiary of The Fox-Pitt, Kelton Corporation ("FKC"), which is a wholly owned subsidiary of Fox-Pitt, Kelton Group Limited ("FKG"), a limited liability company incorporated in England and Wales. FKG is a wholly owned subsidiary of Swiss Reinsurance Company ("Swiss Re"), a limited liability company incorporated in Switzerland.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business activity is acting as a broker-dealer for equity securities particularly in the insurance and banking sectors. In addition, the Company underwrites equity securities on behalf of clients to raise necessary capital as well as advises clients on their business strategies. Within those sectors its clients consist principally of institutional investors including investment companies and pension plans. The Company clears its customers' securities transactions through an unaffiliated broker-dealer on a fully disclosed basis. The Company also executes foreign securities transactions for customers which are cleared by an affiliated broker-dealer in the United Kingdom.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers investments in a money market account and funds held on deposit in an interest-bearing account to be cash and cash equivalents.

Securities Owned
Securities owned are recorded on a trade date basis and are carried at market value.

Fixed Assets and Leasehold Improvements
Office equipment is depreciated on a straight-line basis using an estimated useful life of three years for computer equipment, three years for telephone equipment and four years for other office equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the respective leases or the estimated useful life of the improvements.

Defined Contribution Retirement Plan
The Company has a defined contribution retirement plan covering employees who have completed three months of service and who are at least 21 years of age. Employees may contribute to the plan and contributions are made by the Company on the basis of the percentage specified in the plan.

Income Taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City, Iowa, Connecticut and California tax returns filed by FKC.

Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using enacted tax rates. Deferred tax assets also exist for tax attributes such as net operating loss carry forwards.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Under an arrangement with Swiss Re America Holdings ("SRAH") (a company within the wholly owned group) the Company is allocated a portion of rental and other premise expenses. In addition, certain communications, office and other expenses are also allocated to the Company. At December 31, 2003 an amount of $1,145,821 is included in Payable to affiliates related to these arrangements.

Under a service agreement with Conning & Company, a wholly owned subsidiary of SRAH, the Company is provided certain operational and administrative services for the Hartford office location. At December 31, 2003 an amount of $361,947 is included in Payable to affiliates related to these costs.

Fox-Pitt, Kelton London Limited ("FKL") provides trade execution services in the European equity market to the Company. FKL remits trade commissions and allocates the related clearing expense and other costs to the Company. At year end, an amount of $173,574 is included in Payable to affiliates relating to FKL.

Fox-Pitt, Kelton Asia ("FKA") provides trade execution services in the Asian equity market to the Company. FKA remits trade commissions and allocates the related clearing expense and other costs to the Company. At year end, an amount of $37,192 is included in Receivable from affiliates relating to FKA.

During 2003 certain operating expenses of Conning Research and Consulting ("CRC"), a wholly owned subsidiary of FKC, were paid by the company and charged back to CRC through an Intercompany account.

During 2003 certain expenses relating to the supervision of the Company by employees of Swiss Re Financial Products Corporation ("SRFPC") are reimbursed through the Intercompany account. At December 31, 2003 an amount of $758,911 is included in Payable to affiliates related to these costs.

FKG maintains and administrates three incentive compensation plans for the Company's employees. The plans consist of a Long-Term Incentive Plan ("LTIP"), Share Option Plan ("SOP") and Incentive Share Plan ("ISP"). The LTIP plan was started and closed in 1998 and allowed employees to defer all or a portion of their bonus, for future payment. The plan will be maintained until all deferrals are paid to the plan participants. The SOP awarded stock option in the Company to employees and these options were converted to Swiss Re shares. The options are fully vested and expire in 2008. The ISP is a five year vesting plan in which employees were awarded shares in Swiss Re. The plan expired at December 31, 2003, and the final payment to participants will be made during 2004. At year end, an amount of $562,783 is included in Receivable from affiliates relating to FKG.

During the year the Company paid a dividend of $3,000,000 to FKC. In addition, the Company forgave related party receivables of $2,168,332 with FKC, and $2,253,215 with CRC, which are treated as in-substance dividends.

4. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned are recorded at market value. The fair value of primarily all other financial assets and liabilities are considered to approximate the recorded value due to their short-term nature.

5. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions as principal and as agent are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds and other financial institutions. In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker.

In the normal course of business, the Company executes, as agent, foreign securities transactions on behalf of customers. In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligation is unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company's securities positions are cleared through an unaffiliated broker-dealer in the United States and through an affiliated broker-dealer in the United Kingdom. These securities are held in custody at major international financial institutions which have worldwide custody facilities and are members of major securities exchanges. The Company is subject to credit risk to the extent that this institution may be unable to fulfill its obligation to return the Company's securities or cash held at the broker. The Company had approximately $27,053,099 of cash on deposit at its unaffiliated broker-dealer clearing broker as of December 31, 2003 which is included in cash and cash equivalents on the statement of financial condition.

Pursuant to the terms of the agreements between the Company and these clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. During 2003, the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $22,810,802, which was $21,990,081 in excess of its required net capital of $820,721. The Company's ratio of aggregate indebtedness to net capital was .54:1.

7. Subsequent Events

Beginning January 1, 2004 all employees of the Company were transferred to SRFPC. The employees will continue to work for the Company in a similar capacity or in the capacity deemed appropriate by the Company. The company will be charged, via a service level agreement, by SRFPC for all costs associated with the employees. These costs will include but are not limited to; salary and benefits, office space and related costs, telecommunications, market data services and all other costs deemed appropriate by the Company and SRFPC.